Exhibit 99.96

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1                               Name and Address of Company

Aphria Inc. (the “Company” or “Aphria”)

245 Talbot St. W., Suite 103

Leamington, ON N8H 1N8

1.2                               Executive Officer

For further information, please contact Carl Merton, Chief Financial Officer, by telephone at (519) 398-8800.

Item 2 Details of Acquisition

2.1                               Nature of Business Acquired

On March 23, 2018, the Company and Nuuvera Inc. (“Nuuvera”) completed their previously announced arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Ontario), pursuant to which, among other things, the Company acquired all of the common shares of Nuuvera (the “Nuuvera Shares”) not already owned by it.

Under the terms of the Arrangement, each former Nuuvera shareholder is entitled to receive $0.62 in cash, plus 0.3546 of a common share in the capital of Aphria (each whole common share, a “Common Share”), for each Nuuvera Share held prior to the Arrangement. The Arrangement was effected by way of a court-approved plan of arrangement and pursuant to the terms of an arrangement agreement between Aphria and Nuuvera dated January 28, 2018, as amended by an arrangement agreement amending agreement dated February 19, 2018.

2.2                               Acquisition Date

March 23, 2018.

2.3                               Consideration

As consideration for the Arrangement, each former Nuuvera shareholder is entitled to receive $0.62 in cash, plus 0.3546 of a Common Share, for each Nuuvera Share held prior to the Arrangement. The total aggregate cash consideration issued was approximately $54,604,000, funded from cash on hand at Aphria and Nuuvera.

Under the Arrangement, an aggregate of (i) 31,226,910 Common Shares were issued to the former holders of Nuuvera Shares; (ii) 1,280,914 Common Shares were reserved for issuance to former option holders under the Nuuvera stock option plan;

and (iii) 1,668,231 Common Shares were reserved for issuance to the holders of certain common share purchase warrants of Nuuvera.

2.4                               Effect on Financial Position

The expected effect of the acquisition on the Company’s financial position is outlined in the unaudited pro forma consolidated financial statements of the Company included with this Business Acquisition Report.

The Company does not have any current plans or proposals for material changes in its business affairs, or the affairs of Nuuvera, which would have a significant effect on the financial performance or position of the Company.

Upon completion of the Arrangement, Nuuvera became a wholly-owned subsidiary of Aphria. The business and operations of Nuuvera have been combined with those of Aphria and are managed concurrently.

2.5                               Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or Nuuvera required by securities legislation or a Canadian exchange or market to support the consideration paid by Aphria in connection with the Arrangement.

However, the Company obtained a fairness opinion from Cormark Securities Inc. dated February 19, 2018 attesting to the fairness of the consideration offered by Aphria pursuant to the Arrangement, from a financial point of view. Nuuvera obtained a fairness opinion from Canaccord Genuity Corp. dated February 19, 2018 attesting to the fairness of the consideration received by Nuuvera shareholders (other than Aphria) pursuant to the Arrangement, from a financial point of view.

2.6                               Parties to Transaction

Directors and officers of Aphria, together with their affiliates and associates, collectively, held approximately 720,000 shares of Nuuvera at the time of the Arrangement, representing less than 1% of the total issued and outstanding Nuuvera Shares.

Except as set forth above, the Arrangement was not with an “informed person” (as such term is defined in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7                               Date of Report

May 30, 2018.

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Item 3 Financial Statements and Other Information

The following financial statements are attached as schedules to this Business Acquisition Report and form an integral part of this Business Acquisition Report:

Exhibit A — Selected Unaudited Pro Forma Consolidated Financial Data

Attached as Exhibit A are the Unaudited Pro Forma Consolidated Financial Statements of Aphria for the year ended May 31, 2017 and nine month period ended February 28, 2018, by combining the actual results of Aphria with the constructed results of Nuuvera for the period from incorporation on January 30, 2017 to June 30, 2017 and the six months ended December 31, 2017.

The constructed statements of net income for Nuuvera have been constructed with a period from incorporation on January 30, 2017 to June 30, 2017. To arrive at this constructed period, Nuuvera’s six months ended December 31, 2017 were removed from the period from incorporation January 30, 2017 to December 31, 2017. Similarly, the constructed results for the nine month period ended February 28, 2018 were calculated by combining Aphria’s actual results from June 1, 2017 to February 28, 2018 with the constructed results for Nuuvera for the six months ended December 31, 2017.

All giving the effect to the successful completion of the Arrangement and all other significant acquisitions completed during the relevant period as if same occurred on June 1, 2016.

Exhibit B - Audited Financial Statements of Nuuvera

Attached as Exhibit B hereto are the audited financial statements of Nuuvera as at and for the period from incorporation on January 30, 2017 to December 31, 2017 and the notes thereto, together with the independent auditor’s report thereon.

Caution Regarding Unaudited Pro Forma Condensed Combined Financial Statements

This Business Acquisition Report contains the unaudited pro forma consolidated financial statements of the Company comprised of the pro forma consolidated statements of net income of the Company for the nine months ended February 28, 2018 and the year ended May 31, 2017, giving effect to the Arrangement and all other significant acquisitions completed during the relevant period.

Such unaudited pro forma condensed combined financial statements have been prepared using certain of the Company’s and Nuuvera’s respective historical financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Nuuvera that were used to prepare the unaudited pro forma condensed combined financial statements. The historical unaudited consolidated and historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are

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firm commitments and for which the complete financial effects are objectively determinable and (ii) with respect to the unaudited pro forma consolidated statements of earnings, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of earnings. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Arrangement or for liabilities that may result from integration planning. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated.

They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial statements. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

This Business Acquisition Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Business Acquisition Report. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com or on the Company’s website at www.aphria.com. The forward-looking statements and information contained in this Business Acquisition Report represent the Company’s views only as of today’s date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as

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required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

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Exhibit “A”

Selected Unaudited Pro Forma Consolidated Financial Data

(See attached)

Aphria Inc.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2017 AND NINE MONTHS ENDED FEBRUARY 28, 2018

(Expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Pro Forma Consolidated Statements of Financial Position

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

	Aphria	Nuuvera
	February 28,	December 31,		Pro forma
	2018	2017	Note 5	adjustments	Total
Assets
Current assets
Cash and cash equivalents	$119,435	$44,121	(k)	$(35,000)	$122,597
			(l)	48,645
			(m)	(54,604)
Marketable securities	54,248	—		—	54,248
Accounts receivable	4,362	—		—	4,362
Other current assets	10,133	1,087		—	11,220
Inventory	11,761	232		—	11,993
Biological assets	3,101	—		—	3,101
Due from related parties	—	—		—	—
Land available for sale	40,851	—		—	40,851
Current portion of convertible notes receivable	1,921	—		—	1,921
Promissory note receivable	33,395	—		—	33,395
	279,207	45,440		(40,959)	283,688
Capital assets	236,504	3,008		—	239,512
Intangible assets	93,445	18,913		—	112,358
Convertible notes receivable	14,765	—		—	14,765
Interest in equity investee	—	—		—	—
Long-term investments	86,789	—	(q)	(26,031)	60,758
Deferred tax asset	—	—		—	—
Goodwill	143,907	10,621	(j)	(10,621)	583,485
			(s)	439,578
	$854,617	$77,982		$361,967	$1,294,566
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$22,495	$3,075		$—	25,570
Due to related parties	—	—		—	—
Income taxes payable	2,719	—		—	2,719
Deferred revenue	4,100	—		—	4,100
Current portion of promissory note payable	555	—		—	555
Current portion of long-term debt	8,009	—		—	8,009
Current portion of derivative liability	6,740	—		—	6,740
Non-controlling interest liability	—	35,000	(k)	(35,000)	—
	44,618	38,075		(35,000)	47,693
Long-term liabilities
Promissory note payable	623	—		—	623
Long-term debt	29,473	—		—	29,473
Derivative liability	10,110	—		—	10,110
Deferred tax liability	23,898	2,978		—	26,876
	108,722	41,053		(35,000)	114,775
Shareholders’ equity
Share capital	695,135	71,401	(g)	(71,401)	1,106,393
			(n)	411,258
Warrants	445	—	(p)	4,944	5,389
Share-based payment reserve	10,999	3,020	(h)	(3,020)	25,512
			(o)	14,513
Accumulated other comprehensive loss	(801)	—		—	(801)
Non-controlling interest	9,799	—		—	9,799
Retained earnings (deficit)	30,318	(37,492)	(i)	37,492	33,499
			(r)	3,181
	745,895	36,929		396,967	1,179,791
	$854,617	$77,982		$361,967	$1,294,566

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

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Aphria Inc.

Pro Forma Consolidated Statements of Net Income

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Aphria	Broken Coast	Cannan	Nuuvera Inc.
	nine months	six months	six months	six months
	February 28,	December 31,	December 31,	December 31,		Pro forma
	2018	2017	2017	2017	Note 5	adjustments	Pro forma
Revenue	$24,891	$3,717	$—	$39		$—	$28,647

Production costs	6,447	3,239	—	—	(f)	(1,749)	7,937
Gross profit before fair value adjustments	18,444	478	—	39		1,749	20,710

Fair value adjustment on sale of inventory	7,250	—	—	—	(f)	1,749	8,999
Fair value adjustment on growth of biological assets	(11,481)	(3,578)	—	—		—	(15,059)
Gross profit	22,675	4,056	—	39		—	26,770
Operating expenses:
General and administrative	6,502	1,187	1	7,231		—	14,921
Share-based compensation	10,668	—	—	2,404		—	13,072
Selling, marketing and promotion	7,758	350	—	137		—	8,245
Amortization	1,270	231	—	843	(b)	4,250	6,594
Research and development	280	—	—	—		—	280
	26,478	1,768	1	10,615		4,250	43,112
	(3,803)	2,288	(1)	(10,576)		(4,250)	(16,342)
Non-operating items:
Consulting revenue	689	19	—	—		—	708
Foreign exchange gain	69	—	—	11		—	80
Loss on marketable securities	(2,193)	—	—	—		—	(2,193)
Loss on sale of capital assets	(191)	—	—	—		—	(191)
Gain on dilution of ownership in equity investee	7,535	—	—	—		—	7,535
Loss from equity investee	(9,281)	—	744	—	(d)	(744)	(9,281)
Gain on sale of equity investee	26,347	—	—	—		—	26,347
Deferred gain on sale of intellectual property recognized	700	—	—	—		—	700
Finance income, net	3,533	(61)	—	53		—	3,525
Unrealized gain on embedded derivatives	576	—	—	—		—	576
Gain on long-term investments	39,701	—	—	—		—	39,701
Unrealized loss on derivative liability	(16,850)	—	—	—		—	(16,850)
Transaction costs	(4,253)	—	—	(3,080)		—	(7,333)
Change in fair value of non-controlling interest liability	—	—	—	(21,376)		—	(21,376)
	46,382	(42)	744	(24,392)		(744)	43,324
Income before income taxes	42,579	2,246	743	(34,968)		(4,994)	26,982
Income taxes	8,139	720	102	(548)	(c)	(1,126)	7,185
					(e)	(102)
Net income	$34,440	$1,526	$641	$(34,420)		$(3,766)	$19,797

Weighted average number of common shares - basic	147,274,372				(a)	14,373,675	192,874,957
					(n)	31,226,910
Weighted average number of common shares - diluted	153,189,773				(a)	14,373,675	200,030,896
					(n)	31,226,910
					(o)	1,240,538

Earnings per share - basic	$0.23						$0.10
Earnings per share - diluted	$0.22						$0.10

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

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Aphria Inc.

Pro Forma Consolidated Statements of Net Income

(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

				Nuuvera
				period from
	Aphria	Broken Coast	Cannan	incorporation	Avanti	Avalon
	year ended	year ended	year ended	January 30,	year ended	year ended
	May 31,	June 30,	June 30,	2017 to June 30,	June 30,	June 30,		Pro forma
	2017	2017	2017	2017	2017	2017	Note 5	adjustments	Pro forma
Revenue	$20,438	$6,193	$—	$—	$13	$—		$—	$26,644

Production costs	4,585	6,387	—	—	—	—	(f)	(3,449)	7,523
Gross profit before fair value adjustments	15,853	(194)	—	—	13	—		3,449	19,121

Fair value adjustment on sale of inventory	3,561	—	—	—	—	—	(f)	3,449	7,010
Fair value adjustment on growth of biological assets	(5,005)	(6,387)	—	—	—	—		—	(11,392)
Gross profit	17,297	6,193	—	—	13	—		—	23,503
Operating expenses:
General and administrative	4,678	1,594	23	3,042	2,013	7		—	11,357
Share-based compensation	2,399	30	—	561	—	—		—	2,990
Selling, marketing and promotion	6,664	561	—	—	—	—		—	7,225
Amortization	956	395	—	—	269	—	(b)	8,500	10,120
Research and development	492	—	—	—	—	—		—	492
Impairment of intangible asset	3,500	—	—	—	—	—		—	3,500
	18,689	2,580	23	3,603	2,282	7		8,500	35,684
	(1,392)	3,613	(23)	(3,603)	(2,269)	(7)		(8,500)	(12,181)
Non-operating items:
Consulting revenue	512	19	—	—	—	—		—	531
Foreign exchange gain	483	—	—	517	(10)	—		—	990
Gain on marketable securities	209	—	—	—	—	—		—	209
Gain on sale of capital assets	11	—	—	—	—	—		—	11
Gain from equity investee	210	—	1,010	—	—	—	(d)	(1,010)	210
Finance income, net	728	(128)	—	14	(22)	—		—	592
Gain on long-term investments	3,571	—	—	—	—	—	(r)	3,181	6,752
	5,724	(109)	1,010	531	(32)	—		2,171	9,295
Income before income taxes	4,332	3,504	987	(3,072)	(2,301)	(7)		(6,329)	(2,886)
Income taxes	134	949	132	—	—	—	(c)	(2,252)	(1,169)
							(e)	(132)
Net income	$4,198	$2,555	$855	$(3,072)	$(2,301)	$(7)		$(3,945)	$(1,717)

Weighted average number of common shares - basic	104,341,319						(a)	14,373,675	149,941,904
							(n)	31,226,910
Weighted average number of common shares - diluted	111,427,893						(a)	14,373,675	150,654,573
							(n)	31,226,910
							(t)	(6,373,905)
Earnings per share - basic	$0.04								$(0.01)
Earnings per share - diluted	$0.04								$(0.01)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

1.                   Basis of presentation

The accompanying unaudited pro forma consolidated financial statements are based on the historical financial statements of Aphria Inc. (“Aphria”), Nuuvera Corp. (“Nuuvera”), Broken Coast Cannabis Ltd. (“Broken Coast”), and Cannan Growers Inc. (“Cannan”), consolidated and adjusted to give effect to the acquisition by Aphria, of all of the issued and outstanding shares of Nuuvera, Cannan, and 99.86% of the issued and outstanding shares of Broken Coast (the “Acquisitions”). They are presented for illustrative purposes only and may not be indicative of the consolidated company’s financial position or results of operations that would have actually occurred had the Acquisitions been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position.

The unaudited pro forma consolidated statements of financial position as at February 28, 2018 assumes the Acquisition of Nuuvera was completed as of February 28, 2018. The historical statement of financial position of Aphria as at February 28, 2018 includes the effect of the acquistions of Broken Coast and Cannan. The unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 and the nine month period ended February 28, 2018 assumes that the Acquisitions took place at June 1, 2016, the beginning of the financial year.

The historical consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisitions, (2) objectively determinable, and (3) with respect to the statements of net income, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated financial statements was based on and should be read in conjunction with the following historical financial statements and accompanying notes of Nuuvera, for the applicable periods, which are included elsewhere in the business acquisition report, and the financial statements of Aphria, Broken Coast and Cannan, which have been previously filed on SEDAR:

•                       Historical audited consolidated financial statements of Aphria for the year ended May 31, 2017 and the related notes;

•                       Historical audited financial statements of Nuuvera for the period from incorporation January 30, 2017 to December 31, 2017 and the related notes;

•                       Historical audited financial statements of Broken Coast for the year ended December 31, 2017 and the related notes;

•                       Historical audited financial statements of Cannan for the year ended December 31, 2017 and the related notes.

The unaudited pro forma consolidated financial statements is presented for informational purposes only. The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the Acquisitions had been completed on those dates or for the periods presented, nor do they claim to project the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not forecast or projection of future results. The actual financial position and results of operation of Aphria for any period following the closing of the Acquisitions will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variations may be material. Any potential integration gains that may be realized and integration costs that may be incurred upon completion of the Acquisitions, have been excluded from the unaudited pro forma consolidated financial statements.

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

In the opinion of management, the accounting policies used in the preparation of the unaudited pro forma consolidated financial position as at February 28, 2018, the unaudited pro forma consolidated interim statements of net income for the nine months ended February 28, 2018 and for the year ended May 31, 2017, include all the adjustments necessary for the fair presentation of the Acquisitions in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and incorporate the significant accounting policies expected to be used to prepare Aphria’s consolidated financial statements. Certain financial statement line items included in Nuuvera, Broken Coast and Cannan’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Aphria’s historical presentation.

The unaudited pro forma consolidated financial statements have been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”). Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets and liabilities assumed based on their estimated fair values. The pro forma adjustments related to the purchase price allocation in connection with the Acquisitions are preliminary and based upon information obtained to date and assumptions that we believe are reasonable. The actual purchase accounting adjustments described in the accompanying notes will be made after the closing of the Acquisitions and finalized as information becomes available, but limited to one year after the acquisition date, and may differ from those reflected in the unaudited pro forma consolidated financial statements presented below. The actual amounts that we record are based on our final allocation of the purchase price, after giving effect to the final purchase price adjustments at the closing date, and our final assessment of fair values may differ materially from those recorded in our unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated statements of net income do not reflect any non-recurring charges or gains that we may record in connection with the Acquisitions.

The unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 has been derived as follows:

(i)            the consolidated statements of income and comprehensive income of Aphria for the year ended May 31, 2017 from the audited consolidated financial statements of Aphria as at May 31, 2017 and for the year then ended;

(ii)           the consolidated statement of loss and comprehensive loss for the period from incorporation January 30, 2017 to December 31, 2017, which was adjusted to remove the unaudited consolidated statement of loss and comprehensive loss for the six months ended December 31, 2017;

(iii)          the statement of comprehensive income of Broken Coast for the year ended December 31, 2016 from the audited financial statements of Broken Coast as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2016 and to add the unaudited financial statement of comprehensive income for the six month period ended June 30, 2017; and

(iv)          the statement of comprehensive income of Cannan for the year ended December 31, 2016 from the audited financial statements of Cannan as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2016 and to add the unaudited statement of comprehensive income for the six month period ended June 30, 2017.

The unaudited pro forma consolidated statements of net income for the nine month period ended February 28, 2018 has been derived as follows:

(i)            the unaudited condensed interim consolidated statements of income and comprehensive income of Aphria for the nine month period ended February 28, 2018 from the unaudited condensed interim consolidated financial statements of Aphria as at and for the periods ended February 28, 2018;

(ii)           the consolidated statement of loss and comprehensive loss for the six months ended December 31, 2017;

(i)            the statement of comprehensive income of Broken Coast for the year ended December 31, 2017 from the audited financial statements of Broken Coast as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2017; and

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Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

(ii)           the statement of comprehensive income of Cannan for the year ended December 31, 2017 from the audited financial statements of Cannan as at and for the year ended December 31, 2017, which was adjusted to remove the unaudited statement of comprehensive income for the six month period ended June 30, 2017.

The unaudited pro forma consolidated statements of net income for the year ended May 31, 2017 include the results Nuuvera for the period from incorporation January 30, 2017 to June 30, 2017, Broken Coast and Cannan for the year ended June 30, 2017. The unaudited pro forma consolidated statements of net income for the nine month period ended February 28, 2018 include the results Nuuvera, Broken Coast and Cannan for the six months ended December 31, 2017.

The unaudited pro forma consolidate financial statements are only a summary and are not necessarily indicative of the results of Aphria’s, Nuuvera, Broken Coast’s or Cannan’s future operations.

2.                   Description of Transactions

Effective February 1, 2018, Aphria entered into a definitive purchase agreement and acquired 99.86% of the outstanding shares of Broken Coast, through a direct acquisition of 132,576.59 shares of Broken Coast and the acquisition of 100% of the shares of Cannan which owned the remaining 33,576 outstanding shares of Broken Coast. Pursuant to the terms and conditions set forth in the definitive agreement between Aphria, Broken Coast and Cannan that was entered into effective February 1, 2017 (the “Transaction”). The total consideration transferred was $216,899 to be paid in 14,373,675 Aphria shares issued at a deemed price of $15.09 representing the 20-day VWAP of Aphria at market close on the business day immediately prior to signing of the parties initial non-binding letter of intent.

On March 23, 2018, Aphria completed the previously announced definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Aphria acquired, by way of a court-approved plan of arrangement unther the Business Corporations Act (Ontario) (the “Transaction”) all of the issued and outstanding common shares not already owned (on a fully diluted basis) of Nuuvera for a total consideration of $0.62 in cash plus 0.3546 of an Aphria share for each Nuuvera share held which. All of Nuuvera’s outstanding options were exchanged for an equivalent option granted pursuant to Aphria’s stock option plan (each, a “Replacement Option”) to purchase from Aphria the number of common shares (rounded to the nearest whole share) equal to: (i) the exchange ration multiplied by (ii) the number of Nuuvera shares subject to such Nuuvera Option. Each such Replacement Option shall provide for an exercise price per common share (rounded to the nearest whole cent) equal to: (i) the exercise price per Nuuvera share purchasable pursuant to such Nuuvera Option; divided by (ii) the exchange ratio.

3.                   Significant accounting policies

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in Aphria’s audited consolidated financial statements for the year ended May 31, 2017 and as described in Aphria’s unaudited condensed interim consolidated financial statements for the three months and nine months ended February 28, 2018. The financial statements of Nuuvera, Broken Coast and Cannan (which form the basis of the unaudited pro forma consolidated financial statements) were prepared in accordance with IFRS.

The pro forma consolidated financial statements do not include all the information and disclosures required by IFRS for annual financial statements and should be read in conjunction with the financial statements of Aphria, Broken Coast, and Cannan, as weel as the financial statements of Nuuvera, that are included herein. These pro forma statements have been prepared in thousands of Canadian dollars unless otherwise noted.

7

Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

4.                   Fair value of consideration transferred in connection with the Acquisitions

The following table summarizes the purchase price for the Broken Coast and Cannan Acquisition:

				Estimated
		Number of		preliminary fair
	Note	shares	Share price	value
Consideration paid
Shares issued	(i)	14,373,675	$14.90	214,168
Total consideration paid				214,168

Net assets acquired
Current assets
Cash				1,956
Accounts receivable				305
Other current assets				43
Inventory				2,149
Biological assets				767
Long-term assets
Capital assets				12,938
Customer relationships				11,730
Corporate website				39
Licence				6,320
Non-competition agreements				1,930
Trademark & brands				72,490
Goodwill				142,707
Total assets				253,374

Current liabilities
Accounts payable and accrued liabilities				8,475
Income taxes payable				632
Non-current liabilities
Deferred tax liability				24,185
Long-term debt				5,914
Total liabilities				39,206

Total net assets acquired				$214,168

(i)            Share price based on the price of the shares on February 1, 2018.

8

Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the purchase price for the Nuuvera Acquisition:

				Estimated
		Number of		preliminary fair
	Note	shares	Share price	value
Consideration paid
Cash				54,604
Shares issued	(i)	31,226,910	$13.17	411,258
Warrants outstanding	(ii)	1,345,866		4,944
Replacement options issued	(ii)	1,280,914		14,513
Total consideration paid				485,319

Fair value of previously held investment
Shares held by Aphria	(i)	1,878,738	$14.92	28,028
Warrants held by Aphria	(ii)	322,365		1,184
Total fair value of previously held investment				29,212

Net assets acquired
Current assets
Cash				57,766
Other current assets				1,087
Inventory				232
Long-term assets
Capital assets				3,008
Intangible assets				18,913
Total assets				81,006

Current liabilities
Accounts payable and accrued liabilities				3,075
Non-current liabilities
Deferred tax liability				2,978
Total liabilities				6,053

Net assets				74,953

Goodwill	(iii)			$439,578

(i)            Share price based on the price of the shares on March 23, 2018, shares held by Aphria include the cash consideration paid.

(ii)           Options and warrants valued using the Black Scholes option pricing model using the following assumptions: the risk-free rate of 2.19%; expected life 1 – 10 years; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and the exercise price of $2.52 – $20.30.

(iii)          A preliminary fair value estimate of $439,578 has been allocated to goodwill acquired, which primarily consisting of: supply agreements, customer list, and goodwill.

9

Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

5.                   Pro forma adjusments in connection with the Acquisitions

This note should be read in conjunction with Note 1 Basis of presentation; Note 2 Description of transaction; and Note 4 Fair value of consideration transferred in connection with the Acquisitions. The following summarizes the pro forma adjustments in connection with the Acquisitions to give effect to the acquisitions as if it had occurred on February 28, 2018 for purposes of the pro forma consolidated statements of financial position, on June 1, 2016 for purposes of the pro forma consolidated statements of net income for the year ended May 31, 2017, and for the nine months ended February 28, 2018.

Broken Coast and Cannan

(a)                         An increase in weighted average number of common shares basic and diluted to record the 14,373,675 shares issued for the Acquisitions.

(b)                         An increase in amortization of $8,500 for the year ended May 31, 2017 and $4,250 for the nine months ended February 28, 2018 representing the amortization of the preliminary fair value of the intangible assets acquired from the Acquisitions.

(c)                          A reduction in income tax expense of $2,252 for the year ended May 31, 2017 and $1,126 for the nine months ended February 28, 2018 representing the deferred tax impact of the the increase in amortization of the preliminary fair value of intangible assets acquired from the Acquisitions.

(d)                         A reduction in the gain from equity investee of $1,010 for the year ended June 30, 2017 and $744 for the six months ended December 31, 2017 to eliminate Cannan’s share of the income of Broken Coast.

(e)                          reduction in income tax expense of $132 for the year ended May 31, 2017 and $102 for the six months ended November 30, 2017 to eliminate the deferred tax expense recognized on Cannan’s share of the income in Broken Coast.

(f)                           A reduction in production costs of $1,749 for the six months ended December 31, 2017 and $3,449 for the year ended June 30, 2017, with a corresponding increase in fair value adjustment on sale of inventory representing the expected fair value adjustment included in cost of inventory sold, to align the accounting presentation of Broken Coast with Aphria.

Nuuvera

(g)                          A reduction in share capital of $71,401 to eliminate the historical share capital of Nuuvera.

(h)                         A reduction in share-based payment reserve of $3,020 to eliminate the historical share-based payment reserve of Nuuvera.

(i)                             An increase in retained earnings of $37,492 to eliminate the historical deficit of Nuuvera.

(j)                            A reduction in goodwill of $10,621 to eliminate the historical goodwill from Nuuvea Acquisitions.

(k)                         A reduction in non-controlling interest liability and cash and cash equivalents of $35,000 for the completion of the acquisition of Avanti by Nuuvera.

(l)                             An increase in cash and cash equivalents of $48,645 representing the proceeds net of commission received from the closing of the Nuuvera bought deal, prior to completion of the Nuuvera Acquisition.

(m)                     A reduction in cash of $54,604 to record the cash paid as part of the Nuuvera Acquisition. (n) An increase in share capital of $411,258 to record the 331,226,910 shares issued for the Nuuvera Acquisition.

(o)                         An increase in share-based payment reserve of $14,513 to record the 1,280,914 replacement options issued for the Nuuvera Acquisition.

(p)                         An increase in warrants of $4,944 to record the 1,345,866 replacement warrants issued for the Nuuvera Acquisition.

(q)                         A reduction in long-term investments of $26,031 to remove the carrying value of the long-term investment in Nuuvera as at February 28, 2018.

(r)                            An increase in retained earnings of $3,181 representing the fair value increase of the investment in Nuuvera as at the acquisition date.

10

Aphria Inc.

Notes to the unaudited pro forma consolidated financial statements

(Unaudited — in thousands of Canadian dollars, except share and per share amounts)

(s)                           An increase in goodwill of $439,578 representing the preliminary fair value of the goodwill and intangible assets acquired from the Nuuvera Acquisition.

(t)                            A decrease in weighted average number of common shares — diluted of 6,373,905 to remove the dilution effect of warrants and options, due to pro forma loss position, resulting in the impact being anti-dilutive for the year ended May 31, 2017.

6.              Pro forma net income per share

The pro forma basic and diluted earnings per share have been calculated as follows:

	For the year	For the nine
	ended	months ended
	May 31,	February 28,
	2017	2018
Basic earnings per share:
Pro forma net income for the period	$(1,717)	$19,897
Average number of common shares outstanding during the period	149,941,904	192,874,957
Pro forma earnings per share - basic	$(0.01)	$0.10

	For the year	For the nine
	ended	months ended
	May 31,	February 28,
	2017	2018
Diluted earnings per share:
Pro forma net income for the period	$(1,717)	$19,897

Average number of common shares outstanding during the period	149,941,904	192,874,957
“In the money” warrants outstanding during the period	—	2,077,483
“In the money” options outstanding during the period	—	5,536,960
	149,941,904	200,489,400
pro forma earnings per share - diluted	$(0.01)	$0.10

11

Exhibit “B”

Audited Financial Statements of Nuuvera

(See attached)

Consolidated Financial Statements

(Expressed in Canadian dollars)

NUUVERA INC.

(formerly Mira IX Acquisition Corp.)

(INCORPORATED UNDER THE LAWS OF CANADA)

For the period from Incorporation on January 30, 2017 to December 31, 2017

INDEPENDENT AUDITOR’S REPORT

To the Directors of Nuuvera Inc.

We have audited the accompanying consolidated financial statements of Nuuvera Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2017 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the period from incorporation, January 30, 2017, to December 31, 2017 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nuuvera Inc. and its subsidiaries, as at December 31, 2017, and the results of its operations and its cash flows for the period from incorporation, January 30, 2017, to December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ RSM Canada LLP

Licensed Public Accountants

Chartered Professional Accountants

May 15, 2018

Toronto

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM International, a global network of independent audit, tax and consulting firms. Visit rsmcanada.com/aboutus for more information regarding RSM Canada LLP and RSM International.

NUUVERA INC.

Consolidated Statement of Financial Position

(Expressed in Canadian dollars)

As at
December 31,
2017

Assets

Current assets
Cash	$44,121,265
Supplies	231,735
Prepaid expenses and other receivables (Note 8)	837,383
Total current assets	45,190,383

Deposit on capital asset	100,000
Loan receivable	150,000
Property and equipment (Note 4,5,10)	3,007,912
Intangibles assets (Notes 4,5,11)	18,912,623
Goodwill (Note 4)	10,621,414
$77,982,332

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	3,075,568
Non-controlling interest liability (Note 17)	35,000,000
Total current liabilities	38,075,568

Deferred tax liabilities (Note 18)	2,978,151
Total Liabilities	41,053,719

Equity
Common shareholders’ equity
Capital stock (Note 13 (a))	71,400,986
Contributed surplus (Note 13 (b))	3,019,598
Deficit	(37,491,971)
Total common shareholders’ equity	36,928,613
$77,982,332

Commitment and contingencies (Note 19)

Subsequent events (Note 20)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors on May 15, 2018

NUUVERA INC.

Consolidated Statement of Loss and Comprehensive Loss

The period from Incorporation January 30, 2017 to December 31, 2017

(Expressed in Canadian dollars)

Revenue
Service revenue	$38,756

Expenses
Salaries and employee benefit expenses	2,274,547
Depreciation	842,648
Professional fees	2,719,334
Acquisition costs (Note 4, 5 and 10)	459,049
Transaction costs (Note 6)	2,621,357
Consulting fees	2,815,727
Service fees	98,135
Sales expenses	137,494
Office and administration	2,366,765
Stock based compensation	2,964,598
Finance costs (income):
Foreign exchange gain	(528,343)
Interest income	(67,610)
Change in fair value of non-controlling interest liability (Note 17)	21,375,550
Total expenses	38,079,251

Loss before tax	(38,040,495)

Deferred income tax recovery (Note 18)	548,524

Net loss and comprehensive loss for the period	$(37,491,971)

Basic and diluted loss per share attributable to common shareholders (Note 16)	$(0.58)

Weighted average number of common shares
Basic and diluted	64,706,391

See accompanying notes to the consolidated financial statements.

NUUVERA INC.

Consolidated Statement of Changes in Equity

For the period from Incorporation on January 30, 2017 to December 31, 2017

(Expressed in Canadian dollars)

				Deficit
	Share Capital		Contributed	Common
	Shares	Amount	Surplus	Shareholders	Total Equity

Balance, January 30, 2017	—	$—	$—	$—	$—
Shares issued — Founders shares	20,000,000	20,000	—	—	20,000
Shares issued — Private placements	59,180,000	71,180,000	—	—	71,180,000
Shares and options issued — RTO	750,000	1,875,000	55,000	—	1,930,000
Cost of issuance of shares	—	(1,674,014)	—	—	(1,674,014)
Stock based compensation	—	—	2,964,598	—	2,964,598
Comprehensive loss for the period	—	—	—	(37,491,971)	(37,491,971)

Balance, December 31, 2017	79,930,000	$71,400,986	$3,019,598	$(37,491,971)	$36,928,613

See accompanying notes to the consolidated financial statements.

NUUVERA INC.

Consolidated Statement of Cash Flows

The period from Incorporation January 30, 2017 to December 31, 2017

(Expressed in Canadian dollars)

Cash provided by (used in):

Operating activities:
Net loss for the period	$(37,491,971)
Adjustment for non-cash items:
Stock based compensation	2,964,598
Depreciation	846,472
Deferred income tax recovery	(548,524)
Transaction costs (Note 6)	1,997,582
Change in fair value of non-controlling interest	21,375,550
Net changes in non-cash working capital:
Supplies	(231,735)
Advances for purchase of capital assets	(100,000)
Prepaid expenses and other receivables	(784,392)
Accounts payable and accrued liabilities	2,909,741
Net cash used in operating activities	(9,062,679)

Investing activities:
Cash acquired in reverse takeover	24,972
Additions to property and equipment (Note 10)	(1,000,606)
Acquisition of subsidiary with NCI (Note 4), net of cash acquired	(13,250,860)
Acquisition of group of assets (Note 5)	(3,000,000)
Net cash provided by investing activities	(17,226,494)

Financing activities:
Net proceeds on issuance of capital stock	69,525,988
Additional funding from NCI	884,450
Net cash provided by financing activities	70,410,438

Net change in cash during the period	44,121,265
Cash, beginning of period	—

Cash, end of period	$44,121,265

See accompanying notes to the consolidated financial statements.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

1.                              Nature of operations:

Nuuvera Corp. was incorporated under the laws of the Province of New Brunswick on January 30, 2017. On March 8, 2017, the Corporation changed its jurisdiction and continued under the Canada Business Corporations Act. Subsequent to the completion of the transaction with Mira IX Acquisition Corp. (“Mira IX”) on December 29, 2017, Nuuvera Corp. changed its name to Nuuvera Holdings Ltd. (Note 6).

Nuuvera Inc. (“Nuuvera”), formerly named Mira IX, was incorporated under the Ontario Business Corporations Act on July 17, 2015. On December 29, 2017, Mira IX changed its name to Nuuvera Inc. Mira IX was initially classified as a Capital Pool Company (“CPC”), as defined in Policy 2.4 of the TSX Venture Exchange Inc. (the “Exchange”) Corporate Finance Manual. On December 29, 2017, Mira IX SubCo Inc. (“SubCo”), a wholly owned subsidiary of Mira IX, merged with Nuuvera Corp. The amalgamation was structured as a three-cornered amalgamation and as a result the amalgamated corporation became a wholly owned subsidiary of Mira IX (Note 6).

The transaction with Mira IX was accounted for as a reverse takeover that is not a business combination. Therefore, accounting for the transaction includes the carry forward of the assets, liabilities and operations of Nuuvera Corp. and Mira IX’s share capital, deficit, and contributed surplus have been eliminated. These consolidated financial statements include Nuuvera (from December 29, 2017) and its subsidiaries Nuuvera Holdings Ltd., Nuuvera Deutschland GbmH, Nuuvera Israel Ltd., 2589671 Ontario Inc., 2589671 Ontario Inc., Avalon Pharmaceuticals Inc., and ARA — Avanti Rx Analytics Inc., together referred to as the “Company”.

Nuuvera’s wholly owned subsidiary Nuuvera Deutschland GbmH was registered on April 28, 2017 in the Trade Register of Hamburg, under the Laws of Germany.

Nuuvera’s wholly owned subsidiary Nuuvera Green Israel Ltd was registered on July 19, 2017 in the State of Israel, under the Laws of Israel.

On August 1, 2017, Nuuvera through its holding company 2589671 Ontario Inc. completed the acquisition of 51% of the outstanding shares of ARA — Avanti Rx Analytics Inc. (“Avanti”) for cash consideration of $13,260,000 (Note 4).

On August 8, 2017, Nuuvera through its holding company 2589674 Ontario Inc. completed the acquisition of a group of assets of Avalon Pharmaceuticals Inc. (“Avalon”) for cash consideration of $3,000,000 (Note 5).

Nuuvera was founded to capitalize on the global secular trend towards the legalization of both medical and recreational cannabis. Nuuvera is focussed on low cost cultivation, innovative product development, high quality commercial production and global distribution of medical grade cannabis in legalized markets.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

1.                              Nature of operations: (Cont’d)

Nuuvera has operations in Canada and is currently exploring opportunities in several international markets. Nuuvera has no operations in the United States and does not plan to enter the US market.

The Company has not yet realized any revenue from its operations and is in the start up phase, executing on its business plan. There is uncertainty surrounding the Company’s ability to achieve profitable sustainable operations and the Company may require additional financing in order to successfully do so. Success is dependent upon such events as obtaining licenses, growing product, commencement of sales and market demand conditions. There is no assurance that any prospective project in the medical or recreational marijuana industry will be successfully initiated or completed.

The registered head office of the Company is 135 Devon Road, Brampton, Ontario, L6T 5A4.

2.                              Basis of presentation:

Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations committee (“IFRIC”).

Basis of consolidation:

These financial statements include the accounts of Nuuvera and its subsidiaries. A subsidiary is an entity controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. A subsidiary is included in the consolidated financial statements from the date control commences until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Basis of consolidation: (Cont’d)

The following companies have been consolidated within these consolidated financial statements:

		% of
		ownership
		and voting		Functional
Company	Registered	rights	Principal activity	currency

Nuuvera Inc.	Canada	n/a	Corporate and holding	CDN
Nuuvera Holdings Ltd.	Canada	100%	Holding	CDN
ARA — Avanti Rx Analytics Inc.	Canada	51%	Operating and R&D	CDN
Avalon Pharmaceuticals Inc.	Canada	100%	Operating	CDN
2589671 Ontario Inc.	Canada	100%	Holding	CDN
2589674 Ontario Inc.	Canada	100%	Holding	CDN
Nuuvera Israel Ltd	Israel	100%	Holding	CDN
Nuuvera Deutschland GbmH	Germany	100%	Operating	CDN

Basis of measurement:

These consolidated financial statements have been prepared primarily on the historical cost basis except for certain financial assets and liabilities which are measured at fair value, as described in the notes to these consolidated financial statements.

Business combinations:

The Company applies the acquisition method in accounting for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the fair value of the consideration transferred over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Acquisition costs are expensed as incurred, unless they qualify to be treated as debt issue costs, or as cost of issuing equity securities.

Due to the put option over of the non-controlling interest in the Company arising from the Avanti shareholder agreement, the non-controlling interest was classified as a non-current liability on the consolidated statements of financial position. This non-controlling interest is measured at fair value at the end of each period with the gain or loss being charged to profit or loss in the consolidated statements of comprehensive income (loss).

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Functional and presentation currency:

The consolidated financial statements are presented in Canadian dollars (“CDN dollars”), which is the functional currency of the Company and its subsidiaries.

Foreign currency:

(i)                Foreign currency transactions and balances:

Transactions denominated in foreign currencies are translated into the functional currency of the Company and its subsidiaries as follows:

•                  Monetary assets and liabilities are translated initially at exchange rate on the date of the transaction and subsequently translated at the rates of exchange at the reporting dates;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•                  Revenue and expenses are translated at monthly average exchange rates prevailing throughout the reporting period; and

•                  Resulting gains / losses are recorded within foreign exchange (gain) loss on the consolidated statements of loss and comprehensive loss.

Financial instruments:

(i)                Financial Instruments - Recognition and Measurement - Financial Assets:

(a)         Initial recognition and measurement:

The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently measured at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination.

The Company’s financial assets consist of cash, accounts receivable, advances for purchase of capital assets, and other receivables.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Financial instruments: (Cont’d)

(i)                Financial Instruments - Recognition and Measurement - Financial Assets: (Cont’d)

(b)         Fair value through profit or loss (“FVTPL”):

This category comprises assets acquired or incurred for the purpose of selling or repurchasing it in the near future. The Company measures financial assets at FVTPL at fair value, recognizing any gains or losses arising from this measurement in the statement of loss and comprehensive loss.

Cash, advances for purchase of capital assets are classified as FVTPL.

(c)          Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (“EIR”), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense, in the consolidated statements of loss and comprehensive loss. Losses relating to impairment of accounts receivables are also recognized in the consolidated statements of loss and comprehensive loss.

Accounts receivable and other receivables are classified as loans and receivables.

(d)         Derecognition:

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Financial instruments: (Cont’d)

(ii)             Financial Instruments - Recognition and Measurement - Financial Liabilities:

(a)         Initial recognition and measurement:

The Company’s financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument. The Company classifies all non-derivative financial liabilities as other financial liabilities. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs.

As of the reporting date, the Company has classified accounts payable and accrued liabilities as other financial liabilities.

The Company classifies all derivative financial liabilities as FVTPL. Financial liabilities at FVTPL are measured at fair value.

As of the reporting date, the Company has classified the non-controlling interest liability as FVTPL.

(b)         Subsequent measurement:

After initial recognition, other financial liabilities are subsequently measured at amortized cost using EIR method. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the consolidated statements of loss and comprehensive loss.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on remeasurement recognized in the statement of operations.

(c)          Derecognition:

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Financial instruments: (Cont’d)

(iii)          Offsetting of financial instruments:

Financial assets and financial liabilities are offset with the net amount reported in the consolidated statements of financial position only if there is a current enforceable legal right to offset the recognized amounts and intent to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(iv)         Fair value of financial instruments:

Assets and liabilities for which fair value is measured in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•                  Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•                  Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is less observable, unavailable or where the observable data does not support a significant portion of the instrument’s fair value.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•                  Using recent arm’s-length market transactions;

•                  Reference to the current fair value of another instrument that is substantially the same; and

•                  A discounted cash flow analysis or other valuation models.

At December 31, 2017, financial instruments that are carried at fair value, consisting of cash and advances for purchase of capital assets have been classified as Level 1 within the fair value hierarchy. The non-controlling interest liability has been classified as Level 2 and the value as at the reporting date is based on a recent transaction. There were no transfers between levels during the period ended December 31, 2017.

All of the Company’s financial instruments such as cash, accounts receivable, advances for purchase of capital assets, and other receivables, accounts payable and accrued liabilities are of short-term duration. Their carrying values, therefore, approximate their fair values.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Goodwill:

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognised. Goodwill is carried at cost less accumulated impairment losses.

Goodwill is initially recognized at cost, being the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed at the date acquired, and is allocated to the cash generating unit (“CGU”) expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows.

Subsequently, goodwill is not amortized but are assessed at the end of each reporting period for impairment and more frequently whenever events or circumstances indicate that their carrying value may not be fully recoverable. The annual impairment test requires comparing the carrying values of the Company’s CGU, including goodwill, to their recoverable amounts. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Company determines the value in use using estimated future cash flows discounted at an after-tax rate that reflects the risk adjusted weighted-average cost of capital. Any excess of the carrying value amount of a CGU over the recoverable amount is expensed in the period the impairment is identified. An impairment loss recorded for goodwill is not reversed in a subsequent period.

Supplies:

The company values supplies at the lower of cost and net realizable value. Costs include the cost of purchases plus other costs, such as transportation, that are directly incurred to bring supplies to their present location and condition. The company estimates net realizable value as the amount that supplies are expected to be sold at less estimated costs necessary to make the sale. Supplies are written down to net realizable value when the cost of supplies is estimated to be unrecoverable due to obsolescence, damage or declining sales price.

Intangible assets:

Developed intellectual properties and licenses acquired in a business combination that qualify for separate recognition are recognised as intangible assets at their fair values at the acquisition date. Subsequent to initial recognition intangibles acquired in a business combination are recorded at cost less accumulated amortization and impairment. The licenses and developed IP are amortized on a straight-line basis over ten years.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Property, plant and equipment:

Property, plant and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property and equipment include significant components with different useful lives, they are recorded and amortized separately. Amortization is computed using the straight-line and declining balance methods based on the estimated useful life of the assets. Amortization of assets commences once the asset is ready for use, which is defined as the condition in which the assets is capable of operating in the manner intended by management. Useful life is reviewed at the end of each reporting period.

Subsequent to initial recognition, the cost model is applied to property, plant and equipment. Where parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred. Depreciation is provided at rates calculated to write off the cost of property, plant and equipment less their estimated residual value on the straight-line and declining balance methods, over the estimated useful lives, as follows:

Computer equipment	55% Declining balance
Furniture and fixtures	20% Declining balance
Lab equipment	20% Declining balance
Building and improvements	Straight line, over 50 years
Leasehold improvements	Straight line, over 10 years
Computer software	Straight line, over 3 years

Impairment testing of goodwill, intangible assets and property, plant and equipment:

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Group at which management monitors goodwill.

Cash-generating units to which goodwill has been allocated are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Impairment testing of goodwill, intangible assets and property, plant and equipment: (Cont’d)

An impairment loss is recognised for the amount by which the asset’s (or cash-generating units) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro-rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to disposal. Value in use is equal to the present value of future cash flows expected to be derived from the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds it recoverable amount. Impairment loss is recognized in profit or loss. Impairment losses, except those related to goodwill, may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Revenue:

Revenue arises from the rendering of services. It is measured at the fair value of consideration received or receivable, excluding sales taxes, and reduced by any rebates and trade discounts allowed.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Stock based compensation:

The stock option plan includes options for cashless exercises as well as the option to receive cash in lieu of shares, however both are subject to the sole and entire discretion of the Company. All stock options granted have been recognized using the equity method based on the assumption that they will be equity settled.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are further discussed in Note 13 (b).

The grant-date fair value of equity-settled share-based payment awards is generally recognized as an expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and nonmarket performance conditions at the vesting date.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs plus amounts previously recognized as contributed surplus, are credited to share capital.

If the terms of an equity-settled award are modified, at a minimum an expense is recognized for the initial grant date fair value of the award. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award is treated as if they were a modification of the original award, as described in the previous paragraph.

Share-based payment expense relating to cash-settled awards, is accrued over the vesting period of the units based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Share issue costs:

The Company charges incremental costs incurred in respect of raising capital against the equity proceeds raised, including legal, accounting, agent and investment banking fees, net of income taxes.

Finance income and finance costs:

Finance income generally comprises interest income on funds invested, if any. Interest income is recognized, as it accrues, in the statement of loss and comprehensive loss, using the effective interest rate method.

Loss per share:

The Company presents basic and diluted loss per share relating to its common shares. Basic loss per share is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive common shares. Dilutive common shares shall be deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the common shares. For the purpose of calculating diluted loss per share, the Company assumes the exercise of its dilutive options. The assumed proceeds from these instruments are regarded as having been received from the issue of common shares at the average market price of its shares during the period.

Significant accounting judgements and estimates:

The preparation of these financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Critical accounting estimates:

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•                  all inputs used in the Black-Scholes model for determining the fair value of share based payment transactions, including estimates related to discretionary vesting terms;

•                  the assumptions used for determining the amount of deferred income taxes and deferred income tax assets and liabilities including future income tax rate;

•                  useful life of property, plant and equipment and intangible assets;

•                  recoverability of intangible assets and goodwill;

•                  valuation of assets and liabilities acquired in business combination; and

•                  fair value of non-controlling interest liability.

Critical accounting judgements:

•                  the Company’s assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the period and at period end;

•                  the determination of share based payments as equity settled, based on the Company’s intention;

•                  determination of functional currency;

•                  determination if the acquisition of a group of assets is considered to be a business combination or asset acquisition;

•                  determining whether recognition criteria for intangible assets is met;

•                  recognition of NCI as a financial liability; and

•                  the recoverability of deferred income tax assets and liabilities.

Income taxes:

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

2.                              Basis of presentation: (Cont’d)

Income taxes: (Cont’d)

Deferred tax is provided using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recorded in the consolidated financial statements if realization is considered probable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate changes.

Provisions:

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

3.                              Future Changes in Accounting Policies:

The following standards have been issued but are not yet effective:

(a)                 IFRS 9 — Financial Instruments (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”,), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. (“IAS 39”). IFRS 9 utilized a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt, instruments having only two categories” amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changed to the classification and measurement requirements for financial assets. The standard is effective for annual periods beginning on or after January 1, 2018.

(b)                 IFRS 15 — Revenue from contracts with customers (“IFRS 15”)

In May 2014, IFRS 15 was issued by the IASB which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

3.                              Future Changes in Accounting Policies: (Cont’d)

(c)                  IFRS 16 — Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 15 has also been adopted.

(d)                 IFRIC 22 — Foreign Currency Transactions and Advance Consideration (“IFRIC22”)

IFRIC22 was issued in December 2016 and addresses foreign currency transactions or parts of transactions where there is consideration that is denominated in a foreign currency; a prepaid asset or deferred income liability is recognized in respect of that consideration, in advance of the recognition of the related asset, expense or income; and the prepaid asset or deferred income liability is non-monetary. The interpretation committee concluded that the date of the transaction, for purposes of determining the exchange rate, is the date of initial recognition of the non-monetary prepaid asset or deferred income liability. IFRIC22 is effective for annual periods beginning on or after January1, 2018. Earlier adoption is permitted.

The Company is currently evaluating the impact of the above standards on its financial performance and financial statement disclosures but expects that such impact will not be material.

4.                              Acquisition of subsidiary:

On August 1, 2017, the Company completed the acquisition of 51% of the outstanding shares of ARA — Avanti Rx Analytics Inc. (“Avanti”). Avanti is a Good Manufacturing Practices (“GMP”) certified Licensed Dealer under the Office of Controlled Drugs and Substances and operates in the areas of cannabinoid analytical testing, commercial extraction and research & development. Through Avanti, the Company intends to process and sell oils derived from numerous strain varieties of cannabis in two main product lines; cannabis oils and other cannabis oil derivative products. The Company paid total cash consideration of $13,260,000 to acquire machinery and equipment, net working capital and intangible assets. $1,000,000 of the Avanti purchase price is being held in escrow for a period of 12 months to satisfy future indemnity claims which may arise under the Avanti Agreement.

At any time after the earlier of (a) August 1, 2021 and (ii) the date of termination of the non-controlling shareholders’ employment without cause, the non-controlling shareholder is entitled to require the Corporation to purchase all, but not less than all, of their shares and shareholder loans at a purchase price equal to: (i) in the case of shares, the fair market value and (ii) in the case of shareholder loans, the principal amount thereof, plus accrued interest. This put option means in substance that the non-controlling shareholder no longer has a present equity ownership in Avanti and instead the substantial majority of the benefits associated with that equity interest now accrue to the Company. Accordingly, the non-controlling interest in Avanti is accounted for as a liability rather than within equity.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

4.                              Acquisition of subsidiary: (Cont’d)

At any time after August 1, 2020, in the event that the Company terminates or has terminated the non-controlling shareholders’ employment without cause and in all other circumstances, any time after August 1, 2021, the Company shall be entitled, on written notice (a “Call Notice”) to the Company and the non-controlling shareholder, to require the non-controlling shareholder to sell all, but not less than all, of the shares and shareholder loans held by him to Nuuvera at a purchase price equal to: (i) in the case of shares, the fair market value thereof at the date of delivery of the Call Notice; and (ii) in the case of shareholder loans, the principal amount thereof, plus accrued interest. Because this call option is exercisable at fair value, the fair value of the call option is $nil.

(a)                 Consideration transferred

Purchase consideration	Amount
Cash	$13,260,000

(b)                 Assets acquired and liabilities assumed

Amount
Cash	$9,140
Prepaid expenses	52,991
Loan receivable	150,000
Property, plant and equipment (Note 10)	2,165,445
Licenses (*)	14,600,000
Developed IP (**)	2,000,000
Deferred tax liability	(3,526,675)
Trade and other payables	(72,315)
Goodwill	10,621,414
Total fair value of net assets acquired, other than non-controlling interest	26,000,000
Non-controlling interest liability	(12,740,000)
Consideration transferred	$13,260,000

(*) Licenses:

The Company acquired the following licenses:

•                  Drug Establishment License held pursuant to Health Canada’s Good Manufacturing Practices.

•                  Dealer’s License from Health Canada/status of a Licensed Dealer under the Controlled Drugs and Substances Act.

•                  Health Canada Site License

•                  Health Canada Medical Establishment License.

(**) Developed IP:

The Developed IP includes all internally-developed methods, procedures and protocols as documented in Avanti’s standard operating procedures manuals.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

4.                              Acquisition of subsidiary: (Cont’d)

(c)                   Goodwill

Goodwill is primarily related to growth expectations, expected future profitability and the skill and expertise of Avanti workforce.

With respect to the consideration transferred to acquire Avanti, the Company does not expect any of the goodwill to be deductible for income tax purposes.

(d)                  Transaction costs

In relation to this acquisition, the Company incurred the total of $194,881 in transaction costs.

Revenue and net loss of Avanti since the date of acquisition included in the consolidated statements of loss and comprehensive loss amounted to $29,770 and $1,512,494, respectively. Pro-forma revenue and net loss of the Company for the period ended December 31, 2017, assuming the acquisition of Avanti occurred on January 30, 2017, would amount to $65,494 and $335,487 respectively.

The Company performs its annual impairment test at September 30. The goodwill impairment analysis performed by the Company concluded there was no impairment to goodwill as the fair value of its CGUs exceeded its carrying value.

The Company concluded it has one CGU that is related to the goodwill as of September 30, 2017. The CGU’s recoverable amount was determined based on value in use using a 5 year discounted cash flow model. Key assumptions used in the discounted cash flow model are as follows: (a) projected revenue used in the forecast was estimated with a compounded annual rate of growth 24% and a 2% terminal growth to reflect the inflationary growth, (b) projected cost of sales and general and administrative expenses used in the forecast were estimated using current and historical results as a percentage of revenue with consideration to variable costs, with fixed costs estimated to remain fairly constant, and (c) selling and promotion, research and development expenses, working capital and capital expenditures were estimated considering industry benchmarks. The discount rate applied in the discounted cash flow model was 48.66%. The inputs used in determining their fair values are level 3 inputs.

5.                              Acquisition of a group of assets:

On August 8, 2017, the Company completed the acquisition of a group of assets from Avalon Pharmaceuticals Inc. (“Avalon”) for cash consideration totalling $2,743,680. The Company also transferred $256,320 in exchange for the demand promissory note due from Avalon to the Company (eliminated on consolidation). Of the consideration paid, $300,000 was placed into escrow (“the Escrow amount”). The Escrow amount is a contingent payment and will be released to the vendor one year after the transaction date, or at the point in time at which Avalon receives approval as an LP from Health Canada, pursuant to the following conditions:

(a)         The payment requires that the Company’s current “Senior Person in Charge”/”Responsible Person in Charge” (as defined by the ACMPR) remains in place as a qualified individual under the ACMPR and continues to carry out this role for at least one year following the transaction.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

5.                              Acquisition of a group of assets: (Cont’d)

(b)         The payment also requires that the Company’s current “Alternate Responsible Person in Charge” (as defined by the ACMPR) remains in place as a qualified individual under the CMPR and continues to carry out this role for at least one year following the transaction.

Avalon has applied to become a Licensed Producer of medical marijuana under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), Office of Medical Cannabis, Health Canada. Avalon is currently in the final stages of the Health Canada approval process for its Brampton cultivation facility, having received its Confirmation of Readiness notice from Health Canada. Avalon plans to amend its Site License for the Nuuvera cultivation facility which the Company plans to build in Leamington, Ontario.

Consideration transferred

Purchase consideration	Amount

Cash paid for 100% shares in a company	$2,743,680	*
Cash transferred to Avalon in exchange for a promissory note	256,320
	$3,000,000

*$300,000 represents the Escrow amount

(a)         Identifiable assets acquired and liabilities assumed

Amount
Other current assets	$227
ACMPR Application	3,000,956
Promissory note	(256,320)
Trade and other payables	(1,183)

Total fair value of identifiable net assets acquired	$2,743,680

(b)         Transaction costs

In relation to this acquisition, the Company incurred the total of $99,693 in transaction costs which were expensed in the period ended December 31, 2017

6.                              Going Public Transaction:

On December 29, 2017, SubCo, merged with Nuuvera Corp. In accordance with the amalgamation agreement dated November 17, 2017, the transaction was structured as a three-cornered amalgamation and as a result the amalgamated corporation became a wholly owned subsidiary of Mira IX.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

6.                              Going Public Transaction: (Cont’d)

Prior to the completion of the transaction, the common shares of Mira IX were consolidated on the basis of 16.6666667 common shares outstanding prior thereto to one common share outstanding thereafter. Immediately prior to giving effect to the merger, Mira IX had 750,000 common shares issued and outstanding.

As a condition precedent to the completion of the merger, Nuuvera Corp. completed a private placement of 8,000,000 common shares at a price of $2.50 per shares for total gross proceeds of $20,000,000 (Note 13(a)(v)). After giving effect to the private placement, Nuuvera Corp. had 79,180,000 common shares issued and outstanding. To effect the merger, each issued and outstanding Nuuvera Corp. common shares were exchanged for one fully-paid and nonassessable Nuuvera Inc. common shares.

After the completion of the transaction, Nuuvera Inc. had 79,930,000 common shares issued and outstanding.

As a result of the transaction described above, the former shareholders of Nuuvera Corp. acquired control of the Company as they owned the majority of the outstanding shares of the Company upon completion of the merger transaction. This transaction resulted in a reverse takeover with Nuuvera Corp. being identified as the accounting acquirer and the net assets of Mira IX being recorded at fair value at the date of the transaction. Consequently, the historical results of operations are those of Nuuvera Corp.

The following summarizes the reverse take-over and the Mira IX assets acquired and liabilities assumed by Nuuvera Corp.:

Net liabilities assumed:

Cash	$24,972
Accounts payable	(92,554)
Net liabilities assumed	$(67,582)

Consideration paid:

Shares(i)	$1,875,000
Options(ii)	55,000

Total consideration	1,930,000
Deemed listing cost	(1,997,582)
$(67,582)

(i)             Upon the issuance of the financing, Mira IX shares deemed issued as consideration were measured using the market price of Nuuvera Corp. shares, which was determined by the value of the private placement completed concurrently with the merger being $2.50 on December 29, 2017.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

6.                              Going Public Transaction: (Cont’d)

(ii)          Mira IX stock options were deemed re-issued as consideration to the former option holders of Mira IX and the estimated fair values of the options deemed re-issued to option holders of Mira IX were calculated using the Black-Scholes option pricing model. For more details see note 13(b)(viii)).

As the transaction was not considered to be a business combination, the excess of the fair value of the consideration over the net assets acquired in the amount of $1,997,582, together with $623,775 in fees incurred, are included as transaction costs on the consolidated statement of loss and comprehensive loss totaling $2,621,357.

7.                              Segmented information:

The Company is currently in the development stage and has determined that there is only one operating segment as they build the company anticipating future markets, and establishing infrastructure and partnerships to research and eventually deliver medical-grade cannabis.

As at December 31, 2017 the Company’s non-current assets were located in the following countries:

Canada	$31,966,629
Germany	575,320
$32,541,949

8.                              Prepaid expenses and other receivables:

December 31, 2017
Prepaid expenses	$241,603
Tax refunds receivable	595,780
$837,383

9.                              Supplies:

The Company’s supplies consists of seeds and medical cannabis dry products. The inventory was purchased from Aphria Inc. for the total of $231,735. The supplies are used to create cannabis oils and oil-derivative products, to be sold to provincial agencies and Licensed Producers.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

10.                       Property, plant and equipment:

Cost

		Acquired
		during
	Balance,	business		Balance, as of
	beginning of	combination		December 31,
	period	(Note 4 (b))	Additions	2017
Land	$—	$—	$86,214	$86,214
Building and improvements	—	—	487,529	487,529
Leasehold improvements	—	1,196,633	109,636	1,306,269
Lab equipment	—	916,267	204,370	1,120,637
Furniture and fixtures	—	24,238	10,723	34,961
Computer equipment	—	28,307	13,084	41,391
Computer software	—	—	92,727	92,727
Total cost	$—	$2,165,445	$1,004,282	$3,169,728

Accumulated Depreciation

		Acquired
		during
	Balance,	business		Balance, as of
	beginning of	combination		December 31,
	period	(Note 4 (b))	Additions	2017
Land	$—	$—	$—	$—
Building and improvements	—	—	809	809
Leasehold improvements	—	—	54,733	54,733
Lab equipment	—	—	93,386	93,386
Furniture and fixtures	—	—	2,913	2,913
Computer equipment	—	—	9,975	9,975
Computer software	—	—	—	—
Total accumulated depreciation	$—	$—	$161,816	$161,816
Net Book Value	$—	$2,165,445	$1,238,491	$3,007,912

Pursuant to an Agreement of Purchase and Sale with Aphria Inc. (“Aphria”) dated August 8, 2017, Nuuvera has agreed to acquire a property (“the Purchased Property”) in exchange for a cash payment of $4 million, of which Nuuvera has paid a deposit of $100,000. The deposit was refunded subsequent to year end upon acquisition by Aphria.

In relation to this agreement, the Company incurred the total of $164,475 in transaction costs which were expensed in the period ended December 31, 2017.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

10.                Property, plant and equipment: (Cont’d)

Closing of the Agreement of Purchase and Sale remains conditional on: (i) approval of the Purchased Property’s severance from the Mersea Property in compliance with the Planning Act (Ontario), on terms and conditions satisfactory and at the shared expense to both Nuuvera and Aphria and all appeal periods having lapsed without an appeal being filed, such that the Purchased Property is capable of being transferred as a standalone parcel; (ii) Aphria’s delivery of good and marketable title to the Purchased Property, free and clear of all encumbrances, save and except for those encumbrances agreed upon between Nuuvera and Aphria; (iii) performance of all covenants and agreements of the Agreement of Purchase and Sale by both Nuuvera and Aphria; (iv) all representations and warranties of the Agreement of Purchase and Sale by both Nuuvera and Aphria are true, accurate, complete and effective in all material respects as if made on the closing date; and (v) Nuuvera and Aphria having settled all collateral contracts in relation to the Purchased Property. If any of the closing conditions are not satisfied, the Agreement of Purchase and Sale may be terminated in accordance with its terms (Note 20(e)).

11.                Intangible Assets:

		Developed	ACMPR
	Licenses	IP	Application	Total
Cost
Opening balance	$—	$—	$—	$—
Acquired during acquisitions (Note 4 (a),(b))	14,600,000	2,000,000	3,000,956	19,600,956
Additions	—	—	—	—
Balance, as of December 31, 2017	$14,600,000	$2,000,000	$3,000,956	$19,600,956

Accumulated Depreciation
Opening balance	$—	$—	$—	$—
Depreciation	605,000	83,333	—	688,333
Balance, as of December 31, 2017	$605,000	$83,333	$—	$688,333
Net Book Value as of December 31, 2017	$13,995,000	$1,916,667	$3,000,956	$18,912,623

12.                       Related party transactions:

(a)                  Compensation to key management is as follows:

Key management personnel include the directors and corporate officers who have authority and who are responsible for planning, directing and controlling the Company’s business activities. Their compensation for the period ended December 31, 2017 was as follows:

December 31, 2017
Salaries, bonuses and employee benefits	$1,457,401
Stock based compensation granted(i-iv)	2,610,949
$4,068,350

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

12.                       Related party transactions: (Cont’d)

(a)            Compensation to key management is as follows: (Cont’d)

(i)             Stock based compensation granted was estimated using the fair value of the 1,275,000 options granted to the Company’s officers. The fair value was estimated based on the Black-Scholes option pricing model as described in note 13 (b)(i) which will be recognized in the statement of loss and comprehensive loss over the vesting period.

(ii)          Stock based compensation granted was estimated using the fair value of the 3,435,000 options granted to the Company’s officers and directors. The fair value was estimated based on the Black-Scholes option pricing model as described in note 13 (b)(iii) which will be recognized in the statement of loss and comprehensive over the vesting period.

(iii)       Stock based compensation granted was estimated using the fair value of the 2,221,364 options granted to the Company’s officers and directors. The fair value was estimated based on the Black-Scholes option pricing model as described in note 13 (b)(vi) which will be recognized in the statement of loss and comprehensive over the vesting period.

(iv)      Stock based compensation granted was estimated using the fair value of the 250,000 options granted to the Company’s officer. The fair value was estimated based on the Black-Scholes option pricing model as described in note 13 (b)(vii) which will be recognized in the statement of loss and comprehensive over the vesting period.

(b)            The Company reimbursed a company controlled by directors of Nuuvera for expenses related to a portion of the occupancy costs of its office space (rent, utilities and expenses), plus an allocation of staff costs for personnel performing services for Nuuvera. These charges represent an allocation of actual costs incurred, and were charged at a market rate. The total amount reimbursed for the period to December 31, 2017 was $199,909 and as of December 31, 2017 $24,418 was payable.

(c)             As of December 31, 2017, there are $138,342 of amounts payable to officers and directors of the Company.

(d)            As of December 31, 2017, $4,218 was owing to Avanti from its 49% shareholder for advances made during the period, who is also a manager of Avanti.

(e)             The Company incurred occupancy charges of $80,932 from a company controlled by a related party of the non-controlling interest. As of December 31, 2017, $nil was payable.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

13.                       Share capital:

(a)            Authorized and issued capital:

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding common shares during the period is as follows:

	Number
	of shares	Amount
Balance, January 30, 2017	—	—
Shares issued for cash (i)	20,000,000	$20,000
Shares issued in private placement (ii)	43,458,000	43,458,000
Shares issued in private placement (iii)	3,722,000	3,722,000
Shares issued in private placement (iv)	4,000,000	4,000,000
Shares issued in private placement (v)	8,000,000	20,000,000
Shares deemed issued on merger as exchange (vi)	750,000	1,875,000
Cost of issuance of shares		(1,674,014)

Balance, December 31, 2017	79,9300,000	$71,400,986

(i)             On January 30, 2017, the Company issued 20,000,000 founder’s shares for gross proceeds of $20,000.

(ii)          In March 2017, the Company completed a private placement of 43,458,000 common shares for total gross proceeds of $43,458,000.

(iii)       In May 2017, the Company completed a private placement of 3,722,000 common shares for total gross proceeds of $3,722,000.

(iv)      In August 2017, the Company completed a private placement of 4,000,000 common shares for total gross proceeds of $4,000,000.

(v)         In December 2017, the Company completed a private placement of 8,000,000 common shares for total gross proceeds of $20,000,000.

(vi)      On December 29, 2017, the common shares of Mira IX were consolidated on the basis of 16.6666667 common shares outstanding prior to the Amalgamation (Note 6) to one common share outstanding totalling 750,000 common shares. Shares deemed issued were measured using the market price of Nuuvera Corp. shares, which was determined by the value of the private placement completed concurrently with the merger being $2.50 per share (Note 6).

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

13.                       Share capital: (Cont’d)

(b)            Stock options:

Under the terms of the Company’s Stock Option Plan (the “Plan”), the maximum number of shares reserved for issuance under the Plan is 12,000,000. Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. The stock option plan includes options for cashless exercises as well as the option to receive cash in lieu of shares, however both are subject to the sole and entire discretion of the Company.

During the period ended December 31, 2017, the following stock options were granted to officers, directors and consultants of the company. The fair value of the options granted for the period ended December 31, 2017 was estimated based on the Black-Scholes option pricing model, using the following weighted average assumptions:

Number of options granted/re-issued	8,421,364

Weighted average exercise price	$1.54
Weighted average fair value per stock option granted	$1.09
Dividend yield	0%
Risk-free interest rate	0.70%~1.98%
Volatility (1)	69.27%~107.84%
Forfeiture Rate	5%
Expected term in years	1~5

(1)         Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history.

The following table summarizes information about stock options outstanding as at December 31, 2017:

				Weighted
		Weighted	Weighted	average
		average	average	remaining
	Number of	exercise	grant-date	contractual
	options	price	fair value	term
Options outstanding, January 30, 2017	—	—	—	—
Issued (i-vii)	8,346,364	$1.54	$1.09	9.65
Options deemed re-issued on Amalgamation (viii)	75,000	1.67	0.73	1.00
Options outstanding, December 31, 2017	8,421,364	$1.54	$1.09	9.57

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

13.                       Share capital: (Cont’d)

(b)                  Stock options: (Cont’d)

(i)             On June 14, 2017, the Company granted a total of 1,275,000 stock options to its executive officers. Each option allows the holder to acquire one common share of the company for $1.00 for a period of 10 years, subject to vesting requirements. The initial vesting date of the options is May 1, 2017, at which point 50 per cent of the options of each holder vested, and the remainder of the options will vest on April 1, 2018. The fair value of these stock options of $914,091 was estimated at the grant date based on the Black-Scholes pricing model.

(ii)          On June 14, 2017, the Company granted a total of 100,000 stock options to a consultant. Each option allows the holder to acquire one common share of the company for $1.00 for a period of 10 years, subject to vesting requirements. The initial vesting date of the options is May 1, 2017, at which point 25,000 options are vested, 25,000 options to vest on April 1, 2018 and the remaining 50,000 options to vest at the discretion of the Board of Directors of the Company, which has been estimated to be May 1, 2019. The fair value of these stock options of $62,165 was estimated at the grant date based on the Black-Scholes pricing model.

(iii)       On July 13, 2017, the Company granted a total of 3,435,000 stock options to its executive officers and directors. Each option allows the holder to acquire one common share of the company for $1.00 for a period of 10 years, subject to vesting requirements. The vesting starts on August 13, 2017 on a monthly basis, over 36 months period. The fair value of these stock options of $2,440,911 was estimated at the grant date based on the Black-Scholes pricing model.

(iv)      On July 13, 2017, the Company granted a total of 450,000 stock options to its consultants. Each option allows the holder to acquire one common share of the company for $1.00 for a period of 10 years, subject to vesting requirements. The vesting starts on August 13, 2017 on a monthly basis, over 36 months period. The fair value of these stock options of $319,770 was estimated at the grant date based on the Black-Scholes pricing model.

(v)         On July 13, 2017, the Company granted a total of 100,000 stock options to a consultant. Each option allows the holder to acquire one common share of the company for $1.00 for a period of 10 years, subject to vesting requirements. The initial vesting date of the options is July 13, 2017, at which point 50 per cent of the options of are vested, and the remainder of the options will vest on April 21, 2018. The fair value of these stock options of $36,111 was estimated at the grant date based on the Black-Scholes pricing model.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

13.                       Share capital: (Cont’d)

(b)                 Stock options: (Cont’d)

(vi)      On November 10, 2017, the Company granted a total of 2,686,364 stock options to its officers and directors. Each option allows the holder to acquire one common share of the company for $2.50 for a period of 10 years, subject to vesting requirements. The vesting starts on December 10, 2017 on a monthly basis, over 36 months period. The fair value of these stock options of $4,799,140 was estimated at the grant date based on the Black-Scholes pricing model.

(vii) On December 29, 2017, the Company granted a total of 300,000 stock options to its officers. Each option allows the holder to acquire one common share of the company for $2.50 for a period of 10 years, subject to vesting requirements. The vesting starts on January 13, 2018 on a monthly basis, over 36 months period. The fair value of these stock options of $530,059 was estimated at the grant date based on the Black-Scholes pricing model;

(viii) As a part of the Amalgamation (Note 6), stock options of option holders of Mira IX were deemed re-issued. The estimated fair value of the 75,000 options deemed re-issued to option holders is $55,000 and was calculated using the Black-Scholes option pricing model using the following assumptions: volatility 100%, expected life 1 year, risk free rate of return 1.98%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following table reflects the actual stock options issued and outstanding as of December 31, 2017 (all options are exercisable into one common share of the Company):

			Number of options
	Option	Number of options	vested and
Expiry Date	price	outstanding	exercisable
June 14, 2027	$1.00	1,375,000	662,500
July 13, 2027	$1.00	3,985,000	589,583
November 10, 2027	$2.50	2,686,384	74,621
December 13, 2027	$2.50	300,000	—
December 29, 2018	$1.67	75,000	75,000
Balance, December 31, 2017		8,421,364	1,401,704

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

14.                       Capital management:

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued common shares, contributed surplus and deficit in the definition of capital. The Company may adjust the amount of dividends paid to stockholders, return capital to stockholders, issue new shares or debt instruments or sell assets to reduce any debt. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

As at December 31, 2017, managed capital was $59,045,285. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. Neither the Company nor subsidiaries are subject to externally imposed capital requirements.

15.                       Financial risk management:

Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment, in which all employees understand their roles and obligations. Top management frequently meets to discuss early identification of those risks, if any, monitors its compliance with the policies and procedures and documents their follow-up.

The Board of Directors oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)                 Credit risk:

Credit risk relates to cash and arises from the possibility that any counterparty to an instrument fails to perform. The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. As at December 31, 2017, the Company’s maximum exposure to credit risk was the carrying value of cash.

The Company has no significant concentration of credit risk arising from operations. The Company’s cash are either on deposit with one of the highly rated banking groups in Canada or invested in guaranteed investment certificates issued by one of the highly rated Canadian banking groups. Management believes that the credit risk with respect to financial instruments included in cash is remote.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

15.                       Financial risk management: (Cont’d)

Risk management framework: (Cont’d)

(a)                 Credit risk: (Cont’d)

Financial instruments and cash deposits:

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury function in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party.

(b)                 Liquidity risk:

The Company’s exposure to liquidity risk is dependent on its ability to raise funds to meet purchase commitments and to sustain operations. The Company controls its liquidity risk by managing working capital and cash flows. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, the Company had a cash balance of $44,121,265 to settle current financial liabilities of $3,075,568. All of the Company’s financial liabilities except for the non-controlling interest liability have contractual maturities of less than 12 months and are subject to normal trade terms. As a result, the Company has minimal liquidity risk.

Management believes that cash on hand will be sufficient to meet the Company’s future needs.

(c)                  Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

15.                       Financial risk management: (Cont’d)

Risk management framework: (Cont’d)

(c)                  Market risk: (Cont’d)

Foreign exchange rates:

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s transactions with parties located outside of Canada. The following table provides the impact on the net loss given a change in the indicated foreign exchange rates:

		EUR
	U.S. denominated	denominated (in	Total
	(in CDN)	CDN)	(in CDN)
Cash	$100,740	$45,239	$141,561
Prepaid expenses and other receivables	—	415,989	415,989
	100,740	461,228	$557,550
Accounts payable and accrued liabilities	(366,227)	(510,779)	(843,321)
Net assets (liabilities) exposure	$(265,487)	$(538,506)	$(285,771)

Based on the above net exposures as at December 31, 2017, a 10% decrease or increase of the above currencies against the CDN dollar would result in an increase or decrease, respectively, in the net loss by $28,570. Management believes the carrying values of the financial assets and liabilities listed above approximate their fair values due to their short term nature.

Interest rates:

The Company’s current policy is to invest excess cash in investment grade short-term deposit certificates issued by banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of the banks. The Company does not have any interest bearing debt so the risk is minimal.

16.                       Loss per share:

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. The calculation of basic and diluted loss per share for the period ended December 31, 2017 was based on the loss attributable to common shareholders of $37,491,971 and the average weighted average number of capital stock outstanding of 64,706,391. Diluted loss per share did not include the effect of 8,421,364 stock options outstanding as they are anti-dilutive.

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

17.                       Non-controlling interest liability:

The following table summarises the non-controlling interest 49% held in Avanti:

Amount, Total
NCI acquired on acquisition (Note 4)	$12,740,000
Change in fair value of non-controlling interest liability	(741,122)
Adjustment to NCI for subsequent acquisition	22,116,672
Additional contributions from NCI	884,450
Non-controlling interest liability	$35,000,000

Subsequent to year end, the Company acquired the remaining 49-per-cent minority interest of ARA- Avanti Rx Analytics Inc., see Note 20(c).

18.                       Income taxes:

(a)                 Reconciliation of effective tax rate:

The reconciliation of income taxes at the combined Canadian federal and provincial statutory income tax rate of 26.5% to the Company’s reported taxes is as follows:

December 31, 2017
Loss before tax	$(38,040,495)
Statutory income tax rate	26.50%
Expected income tax recovery	(10,080,731)
Non-deductible stock based compensation	785,618
Transaction costs non-deductible for tax purposes	529,359
Non-deductible other costs	5,671,900
Change in deferred tax assets not recognized	2,545,330
Income tax expense (recovery)	$(548,524)

(b)                 Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom. $267,789 unrecognized deferred tax assets were acquired during business combinations in 2017.

	Gross	2017

Deductible (taxable) temporary differences	$1,339,211	$354,891
Tax losses	9,276,333	2,458,228

	$10,615,545	$2,813,119

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

18.                       Income taxes: (Cont’d)

(c)                  Deferred tax liability:

		Acquired during	Movement
	Opening	business	during
	balance	combination	period	Total

Property, plant and equipment	$—	$54,365	$44,850	$99,215
Intangible assets	—	(4,396,000)	179,408	(4,216,592)
Non-capital losses	—	814,960	324,266	1,139,226
Balance, as of December 31, 2017	$—	$(3,526,675)	$548,524	$(2,978,151)

(d)                 Non-capital losses:

The Company has non-capital losses of approximately $12,819,000 to apply against future taxable income. If not utilized, the non-capital losses will expire as follows:

2034	$43,000
2035	197,000
2036	1,455,000
2037	9,482,000
No expiry	1,642,000
$12,819,000

19.                       Commitments and contingencies:

The Company subsidiary Avanti is committed to annual rental payments for an office in Brampton under a lease agreement that expires July 31, 2022. The total commitment associated with this lease is as follows:

Year ended	Annual lease payment
2018	$237,326
2019	263,942
2020	290,558
2021	317,174
2022	200,544
Total	$1,309,544

NUUVERA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

For the period from Incorporation on January 30, 2017 to December 31, 2017

20.                       Subsequent events:

(a)         On January 31, 2018, Nuuvera acquired 100 per cent of Genoa based FL-Group (Italy) for the total of EUR996,635. With its acquisition of FL-Group secured, Nuuvera intends to import cannabis flower and introduce its branded cannabis oil to the Italian market. The purchase price consists of a payment of EUR846,634 due at completion, EUR100,000 is due on the second anniversary of the closing date, and EUR50,000 subject to an increase or decrease depending on the difference between the preliminary and final net financial position and to be paid 5 days after the final determination of the closing price which is to be determined within 45 days subject to shareholder approval of FL-Group (Italy). Nuuvera is working on completion of the initial accounting for the business combination which is expected to be completed at the end of May 2018.

(b)         On February 14, 2018, Nuuvera completed its bought deal short form prospectus offering of 9,409,090 units of the Company, which includes 1,227,270 units issued upon exercise of the overallotment option, at an issue price of $5.50 per unit for aggregate gross proceeds of $51,749,995. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $7.20 for a period of 24 months following the date hereof. The Company paid the total of $3,105,000 in commission to underwriters Canaccord Genuity Corp., Clarus Securities Inc. and GMP Securities LP.

(c)          On February 21, 2018, the Company acquired the remaining 49-per-cent minority interest of ARA- Avanti Rx Analytics Inc., a subsidiary of the Company, from a single minority shareholder. Total consideration for the Avanti transaction was $35,000,000.

(d)         On February 26, 2018, Nuuvera acquired 100 percent of ASG Pharma, a high-capacity Maltese good manufacturing practice laboratory for the total of EUR1,000,000. ASG Pharma, one of the few GMP labs in Malta, is expected to be one of Nuuvera’s hubs for the production and distribution of oil-based medical cannabis products to the emerging European medical cannabis market. Nuuvera is working on completion of the initial accounting for the business combination which is expected to be completed at the end of May 2018.

(e)          In January 2018, Aphria Inc. and Nuuvera entered into a definitive arrangement agreement (as amended on March 23, 2018), pursuant to which Aphria acquired, by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario), 100 per cent of the issued and outstanding common shares of Nuuvera. On March 23, 2018, the Company and Aphria Inc. completed the arrangement under the provisions of the Business Corporations Act (Ontario), pursuant to which, among other things, Aphria has acquired all of the common shares of Nuuvera not already owned by it. Under the terms of the arrangement, each former Nuuvera shareholder was entitled to receive $0.62 in cash plus 0.3546 of a common share of Aphria, for each Nuuvera share held prior to the arrangement. Following the acquisition, the Nuuvera shares were delisted from the TSX Venture Exchange as of the close of trading on March 27, 2018.